Exhibit 99.28

American Rebel Beer Named Entitlement Sponsor For the American Rebel Light NHRA 4-Wide Nationals

●	Ahead of zMAX Dragway’s April showcase of speed, American Rebel Beer has been named entitlement sponsor for the American Rebel Light NHRA 4-Wide Nationals
●	Tickets for the April 25-27 spectacle are on sale at www.charlottemotorspeedway.com

CONCORD, N.C., April 14, 2025 (GLOBE NEWSWIRE) -- Ahead of zMAX Dragway’s thrilling 44,000-horsepower, four-wide spectacle of speed, American Rebel Beer has partnered with zMAX Dragway as the entitlement sponsor for the April 25-27 American Rebel Light NHRA 4-Wide Nationals.

This year’s American Rebel Light 4-Wide Nationals will showcase the fastest accelerating machines on the planet rocketing down the legendary 1,000-foot Bellagio of drag strips, all battling for the coveted Wally trophy. This year’s event will also mark a historic milestone as the NHRA celebrates its 1,000th Top Fuel event in the sports history.

“We are thrilled to welcome American Rebel Beer to the zMAX Dragway family,” said Charlotte Motor Speedway President and General Manager Greg Walter. “With monumental moments sure to happen at this year’s four-wide event, there’s no better time to introduce such a dynamic partner sure to bring some high-speed excitement.”

As part of the partnership, American Rebel Beer will have a presence around zMAX Dragway, including trackside signage and brand integrations throughout Charlotte Motor Speedway properties. Additionally, fans aged 21 and older will have the chance to enjoy American Rebel Light – America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer around property, including Charlotte Motor Speedway, zMAX Dragway, The Dirt Track at Charlotte and The Speedway Club.

“American Rebel is honored to be named entitlement sponsor for the American Rebel Light NHRA 4-Wide Nationals at zMAX Dragway on the Charlotte Motor Speedway property,” said American Rebel CEO Andy Ross. “It’s also an honor to be the entitlement sponsor for the 1,000 th Top Fuel event and celebrate that milestone with the NHRA. We’ve been sponsoring Tony Stewart Racing and the Matt Hagan Funny Car for three seasons now and the relationship with Tony, Leah, Matt and everyone in the wider NHRA family has been extraordinary. The only thing better than having a cold Rebel Light and being in victory lane at an NHRA event is bringing the party. I’ll be performing a concert bringing my brand of patriotic rock ‘n’ roll immediately following the racing action on Saturday night.”

The American Rebel Light NHRA 4-Wide Nationals will roar into zMAX Dragway on Friday, April 25, with an adrenaline-pumping opening round of qualifying under the lights. The action intensifies throughout the weekend with 330 mph passes from sunup to sundown, building up to the heart-pounding eliminations on Sunday, April 27. With every ticket serving as a pit pass, fans will get unrivaled access to drivers, teams and pits throughout the weekend.

TICKETS:

Fans can purchase tickets to the American Rebel Light NHRA 4-Wide Nationals online at www.charlottemotorspeedway.com or by calling 1-800-455-FANS (3267). Weekend packages start at just $125. Every ticket is a pit pass, giving fans unmatched access to their favorite cars and drivers.

MORE INFO:

Fans can connect with Charlotte Motor Speedway and get the latest news by following on X and Instagram or becoming a Facebook fan. Keep up with all the latest news and information with the Charlotte Motor Speedway mobile app.

ABOUT AMERICAN REBEL BEVERAGES

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a domestic premium light lager celebrated for its exceptional quality and patriotic values. American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers. American Rebel Beverages is a wholly owned subsidiary of American Rebel Holdings (NASDAQ: AREB). For more information, go to americanrebelbeer.com.

MEDIA INQUIRIES: CMSpr@CharlotteMotorSpeedway.com